UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom AG
Bonn

- ISIN no. DE0005557508 -
- Securities identification code 555 750 -

Invitation
to the shareholders’ meeting

We hereby invite our shareholders to attend the
shareholders’ meeting
on Monday, May 3, 2010
at 10:00 a.m. (Central European Summer Time – CEST),
to be held at the
LANXESS arena, Willy-Brandt-Platz 1, 50679 Cologne (Germany).

This translation is for courtesy purposes only. The German original prevails.

Agenda

1.	Submissions to the shareholders' meeting pursuant to § 176 (1) sentence 1 of the AktG (Aktiengesetz - German Stock Corporation Act).

The Board of Management shall make available to the shareholders' meeting, pursuant to § 176 (1) sentence 1 AktG, the following submissions and the Board of Management explanatory report on the details pursuant to §§ 289 (4) and (5), 315 (4) of the HGB (Handelsgesetzbuch - German Commercial Code):

▪	The approved annual financial statements of Deutsche Telekom AG as of December 31, 2009,

▪	The management report,

▪	The approved consolidated financial statements as of December 31, 2009,

▪	The Group management report,

▪	The Supervisory Board’s report and

▪	The proposal by the Board of Management on the appropriation of net income.

These documents are available on the Internet at

http://www.telekom.com/hauptversammlung

and will also be available for inspection during the shareholders’ meeting.

The Supervisory Board has approved the annual financial statements and the consolidated financial statements compiled by the Board of Management pursuant to § 172 AktG on February 24, 2010 and thus approved the annual financial statements. Therefore, the shareholders' meeting does not need to approve the annual financial statements or the consolidated financial statements within the meaning of § 173 AktG. Annual financial statements, management report, consolidated financial statements, Group management report and Supervisory Board report shall be made available to the shareholders' meeting, along with the Board of Management explanatory report on the details pursuant to § 289 (4) and (5), § 315 (4) of the HGB, without the need for a resolution within the meaning of the AktG.

2.	Resolution on the appropriation of net income.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The net income of EUR 6,421,196,639.17 posted in the 2009 financial year shall be used as follows:

Payment of a dividend of EUR 0.78

per no par value share carrying dividend rights = EUR  3,385,915,005.72 and carry forward the remaining balance to unappropriated net income = EUR 3,035,281,633.45.

This translation is for courtesy purposes only. The German original prevails.

The above total dividend and the above remaining balance to be carried forward to unappropriated net income are based on the dividend-bearing capital stock of EUR 11,112,746,685.44 on February 8, 2010, on the day of the annual financial statements, divided up into 4,340,916,674 no par value shares.

The number of shares carrying dividend rights may change up to the date on which the vote on the resolution regarding the appropriation of net income is taken. In this case, the Board of Management and Supervisory Board shall submit to the shareholders' meeting a suitably amended resolution proposal regarding the appropriation of net income, which envisages the unchanged payment of EUR 0.78 per no par value share carrying dividend rights. The adjustment shall be made as follows: If the number of shares carrying dividend rights and thus the total dividend decreases, the amount to be carried forward to unappropriated net income increases accordingly. If the number of shares carrying dividend rights and thus the total dividend increases, the amount to be carried forward to unappropriated net income decreases accordingly.

The dividend shall be paid out promptly following the shareholders' meeting and, in all likelihood, as of May 4, 2010.

3.	Resolution on the approval of the actions of the members of the Board of Management for the 2009 financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The actions of the Board of Management members holding office in the 2009 financial year shall be approved for this period.

4.	Resolution on the approval of the actions of Dr. Klaus Zumwinkel, who resigned from the Supervisory Board, for the 2008 financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The resolution on the approval of the actions of Dr. Klaus Zumwinkel, who resigned from the Supervisory Board as of midnight on February 27, 2008, for the 2008 financial year shall be postponed again until the 2011 shareholders' meeting.

5.	Resolution on the approval of the actions of the members of the Supervisory Board for the 2009 financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The actions of the Supervisory Board members holding office in the 2009 financial year are approved for this period.

This translation is for courtesy purposes only. The German original prevails.

6.	Resolution on the approval of the new remuneration system for Board of Management members.

The VorstAG (Gesetz zur Angemessenheit der Vorstandsvergütung - German Act on the Appropriateness of Management Board Remuneration) dated July 31, 2009 enabled the shareholders' meeting to adopt a resolution approving the remuneration system for Board of Management members. This new option shall be used. The subject of the approval shall be the new system adopted by the Supervisory Board on

February 24, 2010 governing the remuneration of Board of Management members. It is envisaged that the new remuneration system will be introduced in the current financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The shareholders' meeting approves the new system adopted by the Supervisory Board on February 24, 2010 governing the remuneration of Board of Management members.

Details of the new system adopted by the Supervisory Board on February 24, 2010 governing the remuneration of Board of Management members are available on the Internet at

http://www.telekom.com/hauptversammlung

and will also be available for inspection during the shareholders’ meeting.

7.
Resolution on the appointment of the independent auditor and the Group auditor for the 2010 financial year as well as the independent auditor to review the condensed financial statements and the interim management report pursuant to § 37w (5), § 37y no. 2 of the WpHG (Wertpapierhandelsgesetz - German Securities Trading Act) in the 2010 financial year.

The Supervisory Board proposes, based on a corresponding recommendation from the Audit Committee, the adoption of the following resolution:

a)
PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, shall be jointly appointed as independent auditor and Group auditor for the 2010 financial year, subject to the proviso that each auditor is solely responsible for the tasks of the independent auditor and Group auditor if the other auditor should drop out for a reason for which the Company is not responsible.

b)
PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, shall also be jointly appointed as independent auditor to review the condensed financial statements and the interim management report pursuant to § 37w (5) and § 37y no. 2 of the WpHG in the 2010 financial year, subject to the proviso that each auditor is solely responsible for the tasks of the auditor associated with the review if the other auditor should drop out for a reason for which the Company is not responsible.

This translation is for courtesy purposes only. The German original prevails.

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart have declared to the Supervisory Board that there are no business, financial, personal or other relationships between them, their executive bodies and audit managers on the one hand, and the company and its executive body members on the other which may cast doubt on their independence. The Supervisory Board intends, as the basis for its election proposal to the 2011 shareholders' meeting, to conduct, already in the current financial year, a new invitation to tender for the position of independent auditor and Group auditor as well as for the position of independent auditor to review the condensed financial statements and the interim management report pursuant to § 37w (5), § 37y no. 2 of the WpHG.

8.
Resolution on the authorization to acquire treasury shares and use them with possible exclusion of subscription rights and any right to offer shares as well as of the option to redeem treasury shares, reducing the capital stock.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

a)
The Board of Management shall be authorized to purchase shares of the Company by November 2, 2011, with the amount of capital stock accounted for by these shares totaling up to EUR 1,116,497,918.20, which is 10% of the capital stock, subject to the proviso that the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Company which the Company has already purchased and still possesses or are to be assigned to it under § 71d and § 71e AktG do not at any time account for more than 10% of the Company's capital stock. Moreover, the requirements under § 71 (2) sentences 2 and 3 AktG must be complied with. Shares shall not be purchased for the purpose of trading in treasury shares.

This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached.

The shares may also be purchased by dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or by third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG.

b)	The shares are purchased in compliance with the principle of equal treatment

(§ 53a AktG) through the stock exchange. Shares can instead also be purchased by means of a public purchase or share exchange offer sent to all shareholders, which, subject to a subsequently approved exclusion of the right to offer shares, must also comply with the principle of equal treatment (§ 53a AktG).

(1)
If the shares are purchased through the stock exchange, the equivalent value per share paid by the Company (excluding transaction costs) may not be more than 5% above or below the market price of the shares determined by the opening auction on the trading day in the Xetra trading system (or a subsequent system) of Deutsche Börse AG.

This translation is for courtesy purposes only. The German original prevails.

(2)
If the shares are purchased through a public purchase offer presented to all shareholders, the purchase price offered or the limits of the purchase price range offered per share (excluding transaction costs) may not be more than 10% above or below the average market price of the share between the 9th and 5th trading day, established on the basis of the arithmetical average of the closing auction prices of the shares in the Xetra trading system (or a subsequent system) of Deutsche Börse AG, on the 9th, 8th, 7th, 6th and 5th trading day before the date of the publication of the offer. The volume of the offer may be limited. If the total number of offered shares exceeds this volume, the shares can be purchased in accordance with the ratio of offered shares; furthermore, provision can be made for the preferential acceptance of small quantities of up to 100 shares offered per shareholder as well as for rounding off in accordance with prudent commercial practice in order to avoid arithmetic fractional shares. Any further right of shareholders to offer their shares is excluded to this extent.

(3)
If the shares are purchased through a public share exchange offer presented to all shareholders, the offered equivalent value, i.e. the value of the offered consideration, per share (excluding transaction costs) may not be more than 10% above or below the average market price of the share between the 9th and 5th trading day before the date of the publication of the offer, established on the basis of the arithmetical average of the closing auction prices of the shares in the Xetra trading system (or a subsequent system) of Deutsche Börse AG, on the 9th, 8th, 7th, 6th and 5th trading day before the date of the publication of the offer. If shares are offered as consideration which are listed on stock exchanges in Germany or abroad within the meaning of § 3 (2) AktG; the average market price between the 9th and 5th trading day before the date of publication of the offer shall be used to determine the equivalent value, established on the basis of the arithmetical average of the closing prices in the German or international market, which complies with the requirements of § 3 (2) AktG, on the 9th, 8th, 7th, 6th and 5th trading day before the date of publication of the offer. If the share is traded on multiple stock exchanges, solely the market with the highest revenue shall be used. The volume of the offer may be limited. If the total number of offered shares exceeds this volume, the shares can be purchased in accordance with the ratio of offered shares; furthermore, provision can be made for the preferential acceptance of small quantities of up to 100 shares offered per shareholder as well as for rounding off in accordance with prudent commercial practice in order to avoid arithmetic fractional shares. Any further right of shareholders to offer their shares is excluded to this extent.

c)
The Board of Management shall be authorized to sell shares of Deutsche Telekom AG that are purchased based on the above purchase authorization without prejudice to the principle of equal treatment (§ 53a AktG) again through the stock exchange.

d)
The Board of Management shall be authorized to offer the shares of Deutsche Telekom AG, which are purchased on the strength of the purchase authorization above, to shareholders for subscription on the basis of an offer sent to all the shareholders without prejudice to their subscription rights and without prejudice to the principle of equal treatment of shareholders (§ 53a AktG).

This translation is for courtesy purposes only. The German original prevails.

e)
The Board of Management shall be authorized, with the approval of the Supervisory Board, to sell the shares purchased on the basis of the above purchase authorization other than through the stock exchange or by offering them to all shareholders, if the shares purchased are sold for cash payment at a price that is not significantly lower than the market price of Company shares of equal ranking on the date of sale. This authorization is limited to a maximum of 10% of Deutsche Telekom AG’s capital stock on the date of the resolution on this authorization adopted by the shareholders’ meeting, i.e., to a maximum of EUR 1,116,497,918.20 in total, or – if this value is lower – 10% of the capital stock on the date of sale of the shares. The authorized volume decreases by the proportion of capital stock that is accounted for by the shares or that relates to option and/or conversion rights and obligations from bonds issued or sold since this authorization was granted, with subscription rights being excluded, directly pursuant to, in accordance with or analogous to § 186 (3) sentence 4 AktG.

f)
The Board of Management shall be authorized, with the approval of the Supervisory Board, to use shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization for the purpose of listing Company shares on foreign stock exchanges where they are not quoted.

g)
The Board of Management shall be authorized, with the approval of the Supervisory Board, to offer and/or grant shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to third parties in the context of mergers or acquisitions of companies, business units or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Company.

h)
The Board of Management shall be authorized to use shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to fulfill option and/or conversion rights and obligations from convertible bonds and/or bonds with warrants issued, either directly or through a company in which the Company has a (direct or indirect) majority holding, by the Company on the basis of the authorization under item 13 on the agenda.

i)
The Board of Management shall be authorized to offer and/or grant shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). Shares acquired on the basis of the above purchase authorization can also be issued to a bank, or to some other company meeting the requirements of § 186 (5) sentence 1 AktG, that, along with the shares, assumes the obligation to use the shares exclusively for the purpose of granting employee shares. The Board of Management may also acquire shares that are to be granted as employee shares via securities loans from a bank, or from some other company meeting the requirements of § 186 (5) sentence 1 AktG, and then use shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to repay such securities loans.

j)
The Board of Management shall be authorized to redeem shares of Deutsche Telekom AG purchased on the basis of the above purchase authorization, without such redemption or its implementation requiring a further resolution of the shareholders’ meeting. The redemption shall lead to a capital reduction. The

This translation is for courtesy purposes only. The German original prevails.

Board of Management may determine otherwise, i.e., that the capital stock remains unchanged upon redemption and instead that the proportion of the remaining shares in the capital stock is increased through redemption pursuant to § 8 (3) AktG. In such a case, the Board of Management is authorized to adjust the statement on the number of shares in the Articles of Incorporation.

k)
The Supervisory Board shall be authorized to use shares of Deutsche Telekom AG, acquired on the basis of the above purchase authorization, to fulfill rights of Board of Management members to receive shares of Deutsche Telekom AG, which the Supervisory Board has granted to these members as part of the arrangements governing Board of Management remuneration.

l)
The subscription rights of shareholders shall be excluded if the Board of Management uses Deutsche Telekom AG shares in accordance with the authorizations under c), e), f), g), h) and i), and if the Supervisory Board uses Deutsche Telekom AG shares in accordance with the authorization under k). Furthermore, the Board of Management may, with the approval of the Supervisory Board, exclude the subscription rights of shareholders for fractional amounts if shares in Deutsche Telekom AG are sold to the Company's shareholders by offering them for sale in accordance with d).

m)
The above authorizations can be used once or several times, individually or jointly, in whole or related to partial volumes of the shares purchased. The price at which shares of Deutsche Telekom AG are listed on such stock exchanges in accordance with the authorization in f) or at which they are provided to third parties in accordance with the authorizations in c) and e) may not be less than a price of 5% below the market price established by the opening auction in the Xetra trading system (or a subsequent system) of Deutsche Börse AG on the day of the initial public offering or of the binding agreement with the third party. If on the day concerned no such market price is determined or is not determined by the time of the initial public offering or the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in the Xetra trading system (or a subsequent system) of Deutsche Börse AG shall be decisive instead.

n)
The authorization to purchase treasury shares granted to the Board of Management by the shareholders’ meeting of Deutsche Telekom AG on April 30, 2009 under item 7 of the agenda shall end when this new authorization takes effect; the authorizations granted by the shareholders’ meeting resolution of April 30, 2009, on the use of purchased treasury shares shall not be affected.

9.	Election of a Supervisory Board member.

By order of Bonn District Court on December 28, 2009, Dr. Wulf H. Bernotat was appointed to the Company's Supervisory Board with effect from January 1, 2010 for a limited term up to the end of the shareholders' meeting on May 3, 2010. Dr. Wulf H. Bernotat replaces Prof. Dr. Wulf von Schimmelmann, who resigned from office with effect from December 31, 2009. The shareholders' meeting shall now elect Dr. Wulf H. Bernotat as a Supervisory Board member.

This translation is for courtesy purposes only. The German original prevails.

The Supervisory Board therefore proposes

that Dr. Wulf H. Bernotat, residing in Essen, Chairman of the Board of Management of E.ON AG, Düsseldorf, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2014 financial year.

Dr. Wulf H. Bernotat will resign his office as member and Chairman of the Board of Management of E.ON AG with effect from May 1, 2010 and thus retire from the Board of Management of E.ON AG.

Details on item 9 in accordance with § 125 (1) sentence 5 AktG:

Dr. Wulf H. Bernotat is a member of the Supervisory Boards that must be formed by law in the following companies: Allianz SE, Munich; Bertelsmann AG, Gütersloh; E.ON Energie AG, Munich, Chairman of the Supervisory Board; E.ON Ruhrgas AG, Essen, Chairman of the Supervisory Board; Metro AG, Düsseldorf. In addition, Dr. Wulf H. Bernotat is a member of comparable supervisory bodies in Germany or abroad of the following commercial enterprises: E.ON Sverige AB, Malmö, Sweden, Chairman of the Supervisory Board; E.ON US Investment Corp., Delaware, USA, Chairman of the Supervisory Board. Dr. Wulf H. Bernotat is not a member of any other Supervisory Boards that must be formed by law or of comparable national or international  supervisory bodies of commercial enterprises.

10.	Election of a Supervisory Board member.

By order of Bonn District Court on December 17, 2009, Prof. h. c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann was appointed to the Company's Supervisory Board with effect from January 1, 2010 for a limited term up to the end of the shareholders' meeting on May 3, 2010. Prof. h. c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann replaces Prof. Dr. Wolfgang Reitzle, who resigned from office with effect from December 31, 2009. The shareholders' meeting shall now elect Prof. h. c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann as a Supervisory Board member.

The Supervisory Board therefore proposes

that Prof. h. c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann, residing in Bochum, former Deputy Chairman of the Board of Management of ThyssenKrupp AG, Duisburg and Essen, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2014 financial year.

Prof. h. c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann has resigned his office as member and Deputy Chairman of the Board of Management of ThyssenKrupp AG with effect from January 21, 2010 and has thus retired from the Board of Management of ThyssenKrupp AG.

This translation is for courtesy purposes only. The German original prevails.

Details on item 10 in accordance with § 125 (1) sentence 5 AktG:

Prof. h. c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann is a member of the Supervisory Boards that must be formed by law in the following companies: Commerzbank AG, Frankfurt; E.ON Ruhrgas AG, Essen; LANXESS AG, Leverkusen; LANXESS Deutschland GmbH, Leverkusen; ThyssenKrupp Elevator AG, Düsseldorf; ThyssenKrupp Marine Systems AG, Hamburg; ThyssenKrupp Materials International GmbH, Düsseldorf; ThyssenKrupp Nirosta GmbH, Krefeld; ThyssenKrupp Steel Europe AG, Duisburg. In addition, Prof. h. c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann is a member of comparable supervisory bodies in Germany or abroad of the following commercial entities: Hoberg & Driesch GmbH, Düsseldorf, Chairman of the Advisory Council; ThyssenKrupp Acciai Speciali Terni S.p.A, Terni, Italy; ThyssenKrupp (China) Ltd., Beijing, PR China. Prof. h. c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann is not a member of any other Supervisory Boards that must be formed by law or of comparable national or international supervisory bodies of commercial enterprises.

Details on agenda items 9 and 10 in accordance with § 124 (2), sentence 1 AktG:

Pursuant to § 96 (1) and § 101 (1) of the AktG in conjunction with § 7 (1) sentence 1 no. 3 of the MBG (Mitbestimmungsgesetz - Codetermination Act ) of 1976, the Supervisory Board of Deutsche Telekom AG is composed of ten members representing shareholders and ten members representing employees. The shareholders’ meeting is not bound by the nomination proposals for the election of Supervisory Board members representing shareholders.

11.	Resolution on the approval of the control and profit and loss transfer agreement with Erste DFMG Deutsche Funkturm Vermögens-GmbH.

Deutsche Telekom AG concluded a control and profit and loss transfer agreement on February 25, 2010 with Erste DFMG Deutsche Funkturm Vermögens-GmbH (formerly Erste DFMG Deutsche Funkturm Vermögens-GmbH & Co. KG) with its registered office in Heusenstamm (hereinafter referred to as the subsidiary).

In essence, the control and profit and loss transfer agreement between Deutsche Telekom AG and the subsidiary contains the following:

▪	The subsidiary shall submit the management of its enterprise to Deutsche Telekom AG.

▪
Deutsche Telekom AG shall be entitled to give instructions to the management of the subsidiary with regard to how the subsidiary should be managed. The authority to give instructions notwithstanding, the subsidiary’s senior management shall continue to be responsible for managing the business and representing the subsidiary.

▪
The subsidiary is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. The amount shall be transferred as per § 301 sentence 1 AktG as amended. In all other respects, § 301 AktG, as amended, applies analogously. (The currently applicable version of § 301 AktG reads as follows: "Irrespective of any agreements made regarding the calculation of the

This translation is for courtesy purposes only. The German original prevails.

amount of profit to be transferred, a company may in no event transfer as profit an amount exceeding the net income accruing prior to such profit transfer, after deducting any loss carried forward from the previous year, plus the amount to be transferred to the legal reserve pursuant to § 300, and the amount blocked from distribution pursuant to § 268 (8) of the HGB. If amounts have been allocated to other retained earnings during the term of the agreement, these amounts can be taken from other retained earnings and transferred as profit.") The subsidiary may, with Deutsche Telekom AG’s approval, allocate amounts from net income to retained earnings (§ 272 (3) HGB), except for any statutory reserves, to the extent that this is permissible under commercial law and economically justifiable based on a reasonable commercial assessment. The right to transfer profits arises at the end of the financial year. It falls due with the value date at this time.

▪
Pursuant to § 302 (1) AktG as amended, Deutsche Telekom AG shall be obliged vis-à-vis the subsidiary to compensate any net loss for the year otherwise arising during the term of the agreement. In all other respects, § 302 AktG, as amended, applies analogously. (The current applicable version of the relevant paragraphs 1, 3 and 4 of § 302 AktG read as follows: (1) "In the case of a control and profit and loss transfer agreement, the other contracting party shall compensate any annual net loss occurring during the term of the agreement to the extent that such loss is not compensated by taking amounts from other retained earnings, which have been allocated to them during the term of the agreement." (3) "The Subsidiary may waive or settle any claim for compensation after the expiration of three years from the date on which the registration of the cancellation or termination of the Agreement in the Commercial Register shall be deemed to have been announced pursuant to § 10 of the HGB. The foregoing shall not apply if the party liable for compensation is unable to make payments when due and enters into composition with its creditors to avoid insolvency proceedings or if the liability for compensation is subject to an insolvency plan. The waving or settlement shall only come into effect if the external shareholders approve by means of a special resolution, and a minority whose shares collectively make up one tenth of the capital stock represented with the resolution does not object to the minutes." (4) "The claims arising out of these provisions expire after ten years from the date on which the registration of the cancellation or termination of the Agreement in the Commercial Register has been announced pursuant to § 10 of the HGB.") The loss compensation claim arises at the end of the financial year. It falls due with the value date at this time.

▪
Profits are transferred or losses assumed for the first time at the end of the financial year in which the control and profit and loss transfer agreement comes into effect. The control and profit and loss transfer agreement must be approved by the shareholders' meeting of Deutsche Telekom AG and the shareholders' meeting of the subsidiary to enter into force.

▪
The control and profit and loss transfer agreement may be terminated for the first time by giving one month's notice with effect from the end of the year, at the end of which the fiscal unit for German corporate income tax purposes established in this agreement shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for a period of time of five years, § 14 (1) sentence 1 no. 3 in conjunction with § 17 of the KStG (Körperschaftsteuergesetz - German Corporate Income Tax Law). If it is not terminated, it shall be automatically extended for one further year with the same notice period.

This translation is for courtesy purposes only. The German original prevails.

▪
Furthermore, the parties shall be able to terminate the control and profit and loss transfer agreement for good cause. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up or liquidation of one of the two parties.

▪
If individual provisions of the control and profit and loss transfer agreement are or become invalid or unenforceable, this shall not affect the validity of the remaining provisions. Any invalid or unenforceable agreement is to be replaced by one that most closely approximates the economic effect of the invalid or unenforceable clause in a permissible way.

At the time of the conclusion of the control and profit and loss transfer agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The partners’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement dated February 25, 2010 between Deutsche Telekom AG and Erste DFMG Deutsche Funkturm Vermögens-GmbH with its registered office in Heusenstamm is approved.

Notes on item 11 on the agenda:

The following documents are available on the Internet at

http://www.telekom.com/hauptversammlung

and will also be available for inspection during the shareholders’ meeting.

▪	The control and profit and loss transfer agreement with Erste DFMG Deutsche Funkturm Vermögens-GmbH (hereinafter referred to as the subsidiary),

▪
The annual financial statements and consolidated financial statements of Deutsche Telekom AG for the 2007, 2008 and 2009 financial years, and the management reports of Deutsche Telekom AG and Group management reports for the 2007, 2008 and 2009 financial years,

▪	The annual financial statements of the subsidiary for the 2007, 2008 and 2009 financial years, and the management reports of the subsidiary for the 2007, 2008 and 2009 financial years,

▪	The joint report of the Board of Management of Deutsche Telekom AG and the subsidiary's senior management compiled in accordance with § 293a AktG.

This translation is for courtesy purposes only. The German original prevails.

12.	Resolution on the approval of the control and profit and loss transfer agreement with T-Mobile Global Holding Nr. 2 GmbH.

On February 25, 2010, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with T-Mobile Global Holding Nr. 2 GmbH (hereinafter referred to as the subsidiary), with registered office in Bonn. Apart from the names of the contracting parties, the control and profit and loss transfer agreement has the same wording as the control and profit and loss transfer agreement with Erste DFMG Deutsche Funkturm Vermögens-GmbH; its essential content, with the exception of the names of the contracting parties, is therefore identical to the essential content of the control and profit and loss transfer agreement with Erste DFMG Deutsche Funkturm Vermögens-GmbH as described in item 11 on the agenda.

At the time of the conclusion of the control and profit and loss transfer agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The partners’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement dated February 25, 2010 between Deutsche Telekom AG and T-Mobile Global Holding Nr. 2 GmbH with its registered office in Bonn is approved.

Notes on item 12 on the agenda:

The following documents are available on the Internet at

http://www.telekom.com/hauptversammlung

and will also be available for inspection during the shareholders’ meeting.

▪	The control and profit and loss transfer agreement with T-Mobile Global Holding Nr. 2 GmbH (hereinafter referred to as the subsidiary),

▪
The annual financial statements and consolidated financial statements of Deutsche Telekom AG for the 2007, 2008 and 2009 financial years, and the management reports of Deutsche Telekom AG and Group management reports for the 2007, 2008 and 2009 financial years,

▪	The annual financial statements of the subsidiary for the 2007, 2008 and 2009 financial years, and the management reports of the subsidiary for the 2007, 2008 and 2009 financial years,

▪	The joint report of the Board of Management of Deutsche Telekom AG and the subsidiary's senior management compiled in accordance with § 293a AktG.

This translation is for courtesy purposes only. The German original prevails.

13.
Authorization to issue bonds with warrants, convertible bonds, profit participation rights and/or participating bonds (or combinations of these instruments) with the option of excluding subscription rights, creation of new contingent capital with the cancellation of the contingent capital pursuant to § 5 (5) of the Articles of Incorporation and corresponding amendment to § 5 of the Articles of Incorporation (contingent capital 2010).

The authorization of the Board of Management by the shareholders' meeting on April 26, 2005 to issue bonds with warrants or convertible bonds with the granting of option and/or conversion rights to shares of the Company, expires on April 25, 2010. This authorization has not been used. A new resolution shall be adopted, which is tailored to market developments and the Company's current financial situation so the opportunity for raising capital can also be utilized in future. To service the option or conversion rights and obligations in the event that use is made of the new authorization, a resolution shall be adopted regarding new contingent capital (contingent capital 2010) with the cancellation of the previous contingent capital pursuant to § 5 (5) of the Articles of Incorporation (contingent capital IV).

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

I.	Authorization to issue bonds with warrants, convertible bonds, profit participation rights and/or participating bonds (or combinations of these instruments)

1.	Authorization period, par value, number of shares, term, interest

The Board of Management shall be authorized, with the approval of the Supervisory Board, to issue on one or more occasions by May 2, 2015 bonds with warrants, convertible bonds, profit participation rights and/or participating bonds (or combinations of these instruments) (hereinafter collectively also referred to as "bonds") having a total par value of up to EUR 6,500,000,000 and to grant the holders or creditors (hereinafter collectively referred to as "holders") of the respective partial bonds with equal rights, option or conversion rights to shares of the Company up to a maximum of 429,687,500 shares and with a proportion of the capital stock of a maximum of EUR 1,100,000,000 in accordance with the terms and conditions of the bonds. The bonds as well as option and conversion rights can be issued with or without a limited term. The bonds can carry fixed or variable interest. Moreover, the interest, as with a participating bond, can also depend partially or completely on the amount of the Company's dividend.

2.	Currency, issue by companies in which Deutsche Telekom has a majority holding

The bonds may be issued both in euros and in the legal tender of an OECD country, to be limited to the equivalent of the price in euros. The bonds may also be issued by direct or indirect majority shareholdings of Deutsche Telekom AG (companies in which Deutsche Telekom AG has a direct or indirect majority share of the votes and capital), in which case, the Board of Management shall be authorized, with the approval of the Supervisory Board, to provide the guarantee for the bonds for Deutsche Telekom AG and grant or guarantee option or conversion rights to Deutsche Telekom AG shares to the holders of such bonds.

This translation is for courtesy purposes only. The German original prevails.

3.	Option and conversion rights

If bonds with warrants are issued, one or more warrants shall be attached to each partial bond which entitle the holder to subscribe to shares of Deutsche Telekom AG in accordance with the terms and conditions of the warrant. The terms and conditions of the warrant may also provide for the possibility that the option price can be furnished in full or in part by transferring partial bonds. The subscription ratio is the result of dividing the par value of a partial bond by the option price for a share of Deutsche Telekom AG. The resulting arithmetic fractional shares can be settled in cash. The proportion of the capital stock represented by the shares to be subscribed for each partial bond in the event of the option being exercised may not exceed the par value of the individual partial bond.

If convertible bonds are issued, the holders of the bonds have the right to convert their partial bonds into shares of Deutsche Telekom AG in accordance with the terms and conditions of the convertible bond. The exchange ratio is the result of dividing the par value of a partial bond by the conversion price for a share of Deutsche Telekom AG. The resulting arithmetic fractional shares can be settled in cash. The proportion of the capital stock represented by the shares to be issued for each partial bond in the event of the conversion may not exceed the par value of the individual partial bond.

4.	Option and conversion obligations

The terms and conditions of the bonds may also constitute an option or conversion obligation (mandatory convertible) at the end of the term or earlier (hereinafter also referred to as “final due date”) or make a provision for the right of Deutsche Telekom AG, when the final due date of the bond falls, to grant the holders of bonds shares of Deutsche Telekom AG completely or partially in lieu of payment of the amount due. In this case, the option or conversion price for a share may correspond to the (unweighted) average closing price of the Deutsche Telekom AG share in the Xetra trading system (or a subsequent system) of Deutsche Börse AG during the ten trading days before or after the final due date, even if this is below the minimum price stated in item 6. The proportion of the capital stock represented by the shares to be issued for each partial bond on the final due date may not exceed the par value of the individual partial bond in this case.

5.	Granting new or existing shares; cash payments

In the event of the option being exercised or conversion and in the event of fulfillment of the option or conversion obligations, the Company may at its discretion either grant new shares from contingent capital, or existing Company shares or shares of another listed company. The terms and conditions of the bonds may also provide for the right of the Company, in the event of the option being exercised or conversion and in the event of fulfillment of the option or conversion obligations, not to grant shares, but rather pay the equivalent value in cash.

This translation is for courtesy purposes only. The German original prevails.

6.	Option price, conversion price, adjustment of the option or conversion price to retain value

The option or conversion price for a share, determined on the basis of the ratio of the par value of a partial bond to the number of subscribed shares must – with the exception of the cases in which an option or conversion obligation is provided (above under item 4) –

(a)
be at least 80% of the (unweighted) average closing price of the Deutsche Telekom AG share in the Xetra trading system (or a subsequent system) of Deutsche Börse AG on the last ten trading days before the date on which the resolution is adopted by the Board of Management on the issue of the bonds,

or

(b)
in the event of subscription rights being granted, at least 80% of the (unweighted) average closing price of the Deutsche Telekom AG share in the Xetra trading system (or a subsequent system) of Deutsche Börse AG in the period from the start of the subscription period up to and including the day before notification is given of the definitive terms and conditions of the bonds pursuant to § 186 (2) AktG.

§ 9 (1) AktG shall remain unaffected.

If during the term of bonds, which grant or stipulate an option or conversion right and obligation, the financial value of the existing option or conversion rights and obligations is diluted and no subscription rights are granted as compensation, the option or conversion rights and obligations – notwithstanding § 9 (1) AktG – may be adjusted to retain value insofar as the adjustment is not already covered by statute. In any case, the proportion of the capital stock represented by the shares to be subscribed for each partial bond may not exceed the par value of the individual partial bond.

Instead of adjusting the option or conversion price to retain value, in accordance with the terms and conditions of the bonds in all these cases, provision can be made for the payment of a corresponding amount in cash by the Company in the event of exercising the option or conversion right or in the event of fulfillment of the option or conversion obligation.

7.	Granting of subscription rights, exclusion of subscription rights

Shareholders have in principle subscription rights to the bonds. The bonds may also be taken over by one or several banks or by members of a consortium of banks or these taken over by equivalent companies with an obligation to offer them to shareholders for subscription pursuant to § 186 (5) sentence 1 AktG. If the bonds are issued by a direct or indirect majority shareholding of Deutsche Telekom AG, Deutsche Telekom AG shall ensure shareholders of Deutsche Telekom AG are granted subscription rights in accordance with the foregoing sentences.

However, the Board of Management shall be authorized, with the approval of the Supervisory Board, to exclude statutory subscription rights of shareholders to the bonds

This translation is for courtesy purposes only. The German original prevails.

(a)
if the bonds are issued with option or conversion rights and obligations for a cash payment and are thus structured so that their issue price is not significantly lower than the theoretical market price determined in accordance with recognized financial methods. This authorization for excluding subscription rights only applies, however, to bonds with option or conversion rights and obligations to shares with a proportionate amount of the capital stock, which must not exceed 10% of Deutsche Telekom AG's capital stock. The 10% limit is calculated on the basis of the amount of capital stock on the date of the shareholders' meeting resolution regarding this authorization, or – if this value is lower – on the date of exercising this authorization. The authorized volume decreases by the proportion of capital stock that is accounted for by the shares or that relates to option or conversion rights and obligations from bonds issued or sold since this authorization was granted, directly pursuant to, in accordance with or analogous to § 186 (3) sentence 4 AktG.

(b)	for fractional amounts that arise as a result of the subscription ratio;

(c)
where necessary to grant holders of previously issued bonds a subscription right to the extent they would be entitled to as a shareholder after exercising an option or conversion right or after fulfilling an option or conversion right.

If profit participation rights or participating bonds without option or conversion rights and obligations are issued, the Board of Management shall be authorized, with the approval of the Supervisory Board, to exclude subscription rights of shareholders overall if these profit participation rights or participating bonds entail obligation-like terms, i.e. do not constitute any membership rights in the company, do not grant any participation in liquidation proceeds and the amount of interest is not calculated on the basis of the amount of net income/loss, unappropriated net income or the dividend. In this case, the interest and the issue price of the profit participation rights or participating bonds must also be in line with comparable borrowing under the current market conditions on the issue date.

8.	Authorization to determine other details

The Board of Management shall be authorized, with the approval of the Supervisory Board, within the given parameters to stipulate the other particulars and terms of the bond issues and the option or conversion rights and obligations, in particular the interest rate, type of interest, issue price, maturity term and denominational units as well as option or conversion period and a possible variability of the conversion ratio, or to make such determinations in coordination with the executive bodies of the majority holdings of Deutsche Telekom AG issuing the bonds.

II.	Cancellation of the contingent capital pursuant to § 5 (5) of the Company's Articles of Incorporation and the creation of new contingent capital 2010

1.	The contingent capital increase (contingent capital IV) approved by the shareholders' meeting on April 26, 2005 and included in § 5 (5) of the Company's Articles of Incorporation shall be cancelled.

This translation is for courtesy purposes only. The German original prevails.

2.
The Company's capital stock shall be conditionally increased by up to EUR 1,100,000,000 by issuing up to 429,687,500 no par value shares (contingent capital 2010). The contingent capital increase is used to grant shares when options or conversion rights are exercised or option or conversion obligations are fulfilled vis-à-vis the holders or creditors of the bonds with warrants, convertible bonds, profit participation rights and/or participating bonds (or combinations of these instruments) (hereinafter collectively referred to as "bonds") issued on the basis of the authorization by the shareholders' meeting on May 3, 2010.

The new shares are issued at the option and conversion price to be stipulated in each instance in accordance with the aforementioned authorization. The contingent capital increase shall be implemented to the extent to which the holders or creditors of bonds, which are issued or guaranteed by Deutsche Telekom AG or its direct or indirect majority holdings by May 2, 2015, on the basis of the authorization resolution granted by the shareholders' meeting on May 3, 2010, make use of their option or conversion rights, or option or conversion obligations arising out of such bonds are fulfilled and insofar as other forms of fulfillment are not used. The new shares issued as a result of the exercising of option or conversion rights or the fulfillment of option or conversion obligations participate in the profits starting at the beginning of the financial year in which they are acquired.

The Board of Management shall be authorized, with the approval of the Supervisory Board, to determine any other details concerning the implementation of the contingent capital increase. The Supervisory Board shall be authorized to amend § 5 (5) of the Articles of Incorporation in accordance with the particular usage of the contingent capital and after the expiry of all the option or conversion periods.

III.	Changes of the Articles of Incorporation

§ 5 (5) of the Articles of Incorporation shall be amended as follows:

“(5)
The Corporation’s capital stock is conditionally increased by up to EUR 1,100,000,000, divided into up to 429,687,500 no par value shares (contingent capital 2010). The contingent capital increase shall be implemented only to the extent that

(a)
the holders or creditors of bonds with warrants, convertible bonds, profit participation rights and/or participating bonds (or combinations of these instruments) with option or conversion rights, which are issued or guaranteed by Deutsche Telekom AG or its direct or indirect majority holdings by May 2, 2015, on the basis of the authorization resolution granted by the ordinary shareholders' meeting on May 3, 2010, make use of their option and/or conversion rights or

(b)
persons obligated under bonds with warrants, convertible bonds, profit participation rights and/or participating bonds (or combinations of these instruments) which are issued or guaranteed by Deutsche Telekom AG or its direct or indirect majority holdings by May 2, 2015, on the basis of the authorization resolution granted by the ordinary shareholders' meeting on May 3, 2010, fulfill their option or conversion obligations and other forms of fulfillment are not used. The new shares shall participate in profits starting at the beginning of the financial year in which they are issued as the result of the exercise of any option or conversion rights or the fulfillment of any option or conversion obligations. The Supervisory Board is authorized to amend § 5 (5) of the Articles of Incorporation to reflect the utilization of the contingent capital and after the expiry of all the option or conversion periods."

This translation is for courtesy purposes only. The German original prevails.

14.	Resolution on the change to Supervisory Board remuneration and related amendment of § 13 of the Articles of Incorporation.

In light of the additional responsibilities assumed by the Supervisory Board and the requirements placed on it, the remuneration of its members is to be adjusted, giving a longer-term focus and increased appropriately. The remuneration is currently at the lower end of the scale for DAX-listed companies. The changes proposed are expected to push the level of remuneration closer to the median in a comparison of DAX companies. Specifically, fixed annual remuneration is to be raised on a step-by-step basis through 2011, performance-based annual remuneration be eliminated, measurement of the annual, performance-based remuneration given a long-term, incentive-based focus, the attendance fee increased, the limit on multipliers for committee memberships and chairmanships discontinued and the multiplier for membership in the Audit Committee increased. The modified provisions regarding Supervisory Board remuneration shall already be applied in the 2010 financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

§ 13 of the Articles of Incorporation shall be amended as follows:

”(1)	In addition to reimbursement for cash expenses and value-added tax paid on remuneration and expenses, the members of the Supervisory Board shall receive:

(a)	a fixed annual remuneration amounting to of EUR 30,000.00 for the 2010 financial year and EUR 40,000.00 for the following years;

(b)
a performance-related annual remuneration serving as a long-term incentive amounting to EUR 1,000.00 for every EUR 0.02 by which the net profit per no par value share in the second financial year (reference year) following the financial year in question exceeds the net profit per no par value share in the financial year preceding the financial year in question. The performance-related annual remuneration serving as a long-term incentive shall not, however, exceed EUR 40,000.00.

(2)	The Chairman of the Supervisory Board shall receive 2.0 times the amount, and the Deputy Chairman, 1.5 times the amount, of remuneration pursuant to (1) hereof.

(3)
Moreover, the remuneration shall be increased by 0.5 times the amount pursuant to (1) hereof for every membership on a Supervisory Board committee (or by 1.0 times this amount in the event of the Audit Committee) and by an additional 0.5 times for every chairmanship held on Supervisory Board Committee. The membership or chairmanship held on a committee formed pursuant to § 27 (3) of the Codetermination Act or the Nomination Committee shall not be taken into account when applying sentence 1a.

This translation is for courtesy purposes only. The German original prevails.

(4)	In addition, members of the Supervisory Board shall receive an attendance fee amounting to EUR 1,000.00 for each meeting of the Supervisory Board or its committees that they attend.

(5)
Members of the Supervisory Board who are on the Supervisory Board for only part of the financial year in question shall receive one twelfth of the remuneration for every month of membership or part thereof. The same shall apply to the increase in remuneration for the Supervisory Board Chairman and Deputy Chairman pursuant to (2) hereof and to the increase in remuneration for Supervisory Board committee membership or chairmanship pursuant to (3) hereof.

(6)
The remuneration pursuant to (1) (a) hereof and the attendance fee shall fall due at the end of the shareholders' meeting to which the consolidated financial statements for the financial year in question are presented or which decides on its approval. Remuneration pursuant to 1 (b) hereof shall fall due at the end of the shareholders' meeting to which the consolidated financial statements for the reference year are presented or which decides on its approval.

(7)
In calculating the remuneration pursuant to (1) hereof, the net profit reported in the consolidated financial statements for the relevant financial year that have been approved and endorsed with an unqualified audit opinion shall be decisive. In calculating the net profit per no par value share, the number of no par value shares issued (total number) at the end of the financial year preceding the financial year in question and at the end of the reference year, less the treasury shares held by the Corporation at the relevant time, shall be decisive.

(8)
If the total number of the Corporation's no par value shares changes as a result of a share split, a combining of no par value shares or a capital increase from the Corporation's own resources by issuing new no par value shares (capital transaction), the relevant number of no par value shares pursuant to (7) sentence 2 hereof used for the purpose of calculating the net profit per no par value share shall be adjusted for every such capital transaction that occurs prior to the date that is decisive for the calculation in order to avoid a dilution effect. The adjustment shall be made by multiplying the relevant number of shares with the quotient obtained by dividing the total number of no par value shares existing immediately prior to the capital transaction by the total number of no par value shares existing immediately after the capital transaction."

The Supervisory Board remuneration for the 2010 financial year shall be governed by the remuneration provisions as amended above if the above amendment to the Articles of Incorporation is entered in the commercial register in the course of the current financial year.

This translation is for courtesy purposes only. The German original prevails.

15.	Resolution on the amendment to § 2 of the Articles of Incorporation.

New areas of activity are opening up for the Company, some of which are related to existing operating business, while others relate to associated businesses and measures. The provisions governing the object of the enterprise in § 2 (1) of the Articles of Incorporation shall be opened up and extended to facilitate this development.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

§ 2 (1) of the Articles of Incorporation shall be amended as follows:

"The object of the enterprise is to engage in all areas of telecommunications, information technology, multimedia, information and entertainment, security services, sales and brokerage services, e-banking, e-money, collection, factoring, and reception and surveillance services as well as any services connected with these areas, and in related areas in Germany and abroad."

16.	Resolution on the amendment to § 14 of the Articles of Incorporation.

The ARUG (Gesetz zur Umsetzung der Aktionärsrechterichtlinie – Act on the Implementation of the Shareholder Rights Directive) dated July 30, 2009 changed the statutory provisions for calculating the convocation period for the shareholders' meeting. § 14 (2) of the Articles of Incorporation shall be amended in line with these changes.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

§ 14 (2) of the Articles of Incorporation shall be amended as follows:

“(2)
The convocation must be published in the electronic Federal Gazette with a notice period of at least thirty days prior to the date of the shareholders' meeting, which notice period is to be extended by the number of days of the application period pursuant to § 16 (1); the day on which the shareholders' meeting is held and the day on which it is convened shall not be counted."

17.	Resolution on the amendment to § 15 of the Articles of Incorporation.

In November 2008, the federal government presented its draft bill for the ARUG. In anticipation of the planned change contained in it regarding the legal provisions relating to the broadcasting in audio and video of the shareholders' meeting, the shareholders' meeting held on April 30, 2009 passed an amendment to § 15 (2) of the Articles of Incorporation. In this resolution the Board of Management was instructed to apply to enter the amendment to § 15 (2) of the Articles of Incorporation in the commercial register as soon as the ARUG regarding the amendment of the current § 118 (3) AktG enters into force, aside from any changes merely to the wording, its content corresponding to the government draft bill. Since then, the ARUG has entered into force. However, the content of the amendment of the current § 118 (3) AktG does not

This translation is for courtesy purposes only. The German original prevails.

correspond to the government draft bill and hence the Board of Management had to refrain from applying to enter the resolution adopted on April 30, 2009 in the commercial register. The shareholders' meeting shall therefore once again adopt a resolution on an amendment to § 15 (2) of the Articles of Incorporation; there is now no need to stipulate the conditions for registration.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

§ 15 (2) of the Articles of Incorporation shall be amended as follows:

“(2)	The Board of Management shall be authorized to allow the broadcasting in audio and video of the shareholders' meeting in full or in part."

18.	Resolution on the amendment to § 16 of the Articles of Incorporation to enable online participation in the shareholders' meeting.

The ARUG dated July 30, 2009 authorized the Board of Management to include provisions in the Articles of Incorporation so that shareholders can take also part in the meeting without being present at the respective venue and without a proxy, and exercise all or any of their rights in full or in part by means of electronic communications (online participation). This option shall be used and § 16 of the Articles of Incorporation supplemented to include a relevant provision in a new subparagraph 3.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The following subparagraph will be inserted as subparagraph 3 after the existing subparagraphs of § 16 of the Articles of Incorporation:

“(3)
The Board of Management shall be authorized to provide that  shareholders can also participate in the meeting without being present at the respective venue and without a proxy, and exercise all or any of their rights in full or in part by means of electronic communications (online participation)."

19.	Resolution on the amendment to § 16 of the Articles of Incorporation to enable a postal vote.

The ARUG dated July 30, 2009 authorized the Board of Management to make provisions in the Articles of Incorporation for shareholders to also cast their votes without taking part in the meeting, in writing or by means of electronic communications (postal vote). This option shall be used and § 16 of the Articles of Incorporation supplemented to include a relevant provision in a new subparagraph 4. At the same time, steps must be taken to ensure that also those shareholders that wish to cast their votes by means of a postal vote have to register in a timely manner. To this end, § 16 (1) sentence 1 of the Articles of Incorporation shall be deleted accordingly.

This translation is for courtesy purposes only. The German original prevails.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

In § 16 (1) sentence 1 of the Articles of Incorporation the words "at the shareholders' meeting" shall be deleted; § 16 (1) sentence 1 of the Articles of Incorporation shall be amended as follows:

"All shareholders who are entered in the shareholders' register and have registered on time with the Corporation shall be eligible to participate in and exercise their voting rights at the shareholders’ meeting.”

The following subparagraph will be inserted as subparagraph 4 after the existing subparagraphs of § 16 of the Articles of Incorporation:

“(4)
The Board of Management shall be authorized to provide that shareholders can also cast their votes without taking part in the meeting, in writing or by means of electronic communications (postal  vote)."

This translation is for courtesy purposes only. The German original prevails.

Board of Management’s reports to the shareholders’ meeting

Board of Management’s report on item 8 on the agenda: Report on the exclusion of subscription rights in the event of sale of treasury shares pursuant to § 71 (1) no. 8 and § 186 (4) sentence 2 AktG, as well as on the exclusion of any right to offer shares.

Item 8 on the agenda contains the proposal to authorize the Company to acquire treasury shares, with the amount of capital stock accounted for by these shares totaling up to EUR 1,116,497,918.20 – which is 10% of the capital stock – by November 2, 2011, pursuant to § 71 (1) no. 8 AktG. The existing authorization to purchase treasury shares, which was granted by the shareholders’ meeting on April 30, 2009, is due to expire on October 29, 2010 and therefore is to be replaced. The authorization granted to the Board of Management by the shareholders’ meeting on April 30, 2009 to purchase treasury shares shall expire when this new authorization takes effect; the authorizations granted by the shareholders’ meeting resolution of April 30, 2009 on the use of purchased treasury shares shall remain unaffected.

On the basis of the new authorization proposed in item 8 on the agenda of this year's shareholders' meeting, the Company can purchase treasury shares either on the stock exchange or by means of a public offer to purchase or exchange shares that is sent to all shareholders.

Under the proposed authorization, if the Company purchases treasury shares by means of a public purchase offer sent to all shareholders or a public share exchange offer sent to all shareholders, the shares can be purchased on the basis of the ratio of shares offered (offer quotas), providing the total number of shares offered exceeds a volume specified by the Board of Management. Only if the purchase is essentially made based on offer quotas rather than shareholding quotas will the purchase process be economically viable. Furthermore, the possibility is to be provided for preferential acceptance of small quantities of up to 100 shares offered per shareholder. This option is designed on the one hand to avoid having a small remainder of shares, which tends to be uneconomical, as well as potentially discriminating against small shareholders. It also helps simplify the technical aspects of the purchase process. Finally, provision can be made in all instances to round off in accordance with proven commercial practice to avoid arithmetic fractional shares. In this respect, the purchase quota and/or the number of shares to be purchased by the individual shareholder using the offer can be rounded off, in accordance with commercial practice, as necessary to represent the purchase of whole shares in the processing system. In the aforementioned cases, it is necessary to exclude any further right to offer shares, and the Board of Management and the Supervisory Board are convinced that such exclusion is justified, and reasonable vis-à-vis shareholders, for the reasons specified above.

The treasury shares can be purchased in accordance with the proposed authorization of Deutsche Telekom AG directly or indirectly through dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG.

The authorization in item 8 on the agenda provides for the possibility of resale of acquired treasury shares, either through the stock exchange (in (c) of the authorization) or via an offer sent to all shareholders (in (d) of the authorization). At the same time, Deutsche Telekom AG is also to have the possibility of selling treasury shares by means other than through the stock exchange or through an offer to all shareholders, and to sell shares for cash payment at a price which is not significantly lower than the market price (in (e) of the authorization). In addition, Deutsche Telekom AG is to be able to use repurchased treasury shares to list shares on foreign stock markets on which the Company's shares have not yet been listed ((f) of the authorization). Furthermore, the Company is to have the option of purchasing treasury shares so that it can offer and/or grant these to third parties in the context of mergers or acquisitions of companies, business units or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Company ((g) of the authorization). In addition, the Company shall have the option of using treasury shares to fulfill option and/or conversion rights and obligations from bonds issued by the Company, either directly or by a company in which the Company has a (direct or indirect) majority holding ((h) of the authorization) under item 13 on the agenda. Furthermore, the authorization provides for the possibility of offering and/or granting acquired shares, as employee shares, to employees of Deutsche Telekom AG, and of lower-tier affiliated companies ((i) of the authorization). However, Deutsche Telekom AG will also have the option of redeeming treasury shares without a renewed resolution of the shareholders’ meeting ((j) of the authorization). Finally, the Supervisory Board will be able to use Deutsche Telekom AG shares to fulfill rights of Board of Management members to transfer Deutsche Telekom AG shares, which the Supervisory Board has granted to these members as part of the arrangements governing Board of Management remuneration (under (k) of the authorization).

The cases in which subscription rights can be excluded are listed in (l) of the proposed authorization. Under (l) the subscription rights of shareholders can be excluded if the Board of Management uses Deutsche Telekom AG shares in accordance with the authorizations under c), e), f), g), h) and i), and if the Supervisory Board uses Deutsche Telekom AG shares in accordance with the authorization under k). Regarding specific aspects of the aforementioned mentioned cases of exclusion of subscription rights:

Re. (c) of the authorization:

If the Board of Management sells treasury shares on the stock exchange, shareholders do not have any subscription rights. Under § 71 (1) no. 8 sentence 4 AktG, the disposal of the Company's treasury shares through the stock exchange – as well as the acquisition of these shares through the stock exchange – is sufficient for the purposes of complying with the principle of equal treatment pursuant to § 53a AktG.

This translation is for courtesy purposes only. The German original prevails.

Re. (e) of the authorization:

Pursuant to § 71 (1) no. 8 sentence 5 AktG in conjunction with § 186 (3) sentence 4 AktG, the Board of Management shall be authorized, with the approval of the Supervisory Board, to sell the repurchased shares of Deutsche Telekom AG, excluding the subscription rights of the shareholders, with this part of the capital stock representing no more than 10% of the capital stock other than through the stock exchange or an offer to all shareholders for a cash payment at a price that is not significantly lower than the market price of Company shares of equal ranking on the date of sale. The price at which repurchased treasury shares are sold to third parties must not be less than a price 5% below the market price determined by the opening auction in the Xetra trading system (or a subsequent system) of Deutsche Börse AG on the day of the binding agreement with the third party. That is a consequence of (m) of the authorization. If on the day concerned no such market price is determined or is not determined by the time of the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in the Xetra trading system (or a subsequent system) of Deutsche Börse AG shall be decisive instead. The final price at which Company shares are sold is set just before they are sold.

This option of selling repurchased treasury shares to the exclusion of subscription rights for cash payment serves the interests of the Company to attain the best possible price when selling treasury shares. The option of excluding subscription rights in accordance with § 186 (3) sentence 4 AktG enables the Company to take advantage of opportunities arising from any given situation on the stock market to place shares quickly, flexibly and cost-effectively. The amount realized by setting a price close to market levels tends to result in a considerably higher inflow of cash than would be the case if the stock placement included shareholders' subscription rights. By dispensing with the processing of subscription rights, which is a time-consuming, expensive process, the equity required can also be furnished in a timely manner through market opportunities that arise at short notice. Although § 186 (2) sentence 2 AktG permits when granting subscription rights the announcement of the subscription price no later than three days before the expiry of the subscription period, this also entails a risk given the volatility of the stock markets, i.e., a risk of a price change over several days, which can lead to safety margins being deducted when fixing the sales price and thus to conditions which are not optimal. In addition, the Company, when granting subscription rights, is unable to respond quickly to favorable or unfavorable market conditions due to the length of the subscription period.

This option of selling treasury shares under the best possible conditions and without a significant subscription rights markdown is especially important for the Company because it must be able to swiftly and flexibly exploit market opportunities that change rapidly and arise in new markets. In view of this, it can be necessary, or at least useful, to borrow funds at short notice.

The proposed authorization is limited to a maximum of up to 10% of the Company's capital stock. In principle, the Company's capital stock on the date the resolution is adopted at the shareholders’ meeting on May 3, 2010 is decisive. Should the capital stock be reduced, for example through the redemption of repurchased treasury shares, the amount of capital stock on the date of the sale of the shares is decisive. The authorized volume should be decreased by the proportion of capital stock that is accounted for by the shares or that relates to option and/or conversion rights and obligations from bonds issued or sold since the shareholders’ meeting on May 3, 2010 adopted the resolution directly pursuant to, in accordance with or analogous to § 186 (3) sentence 4 AktG. This should ensure that the 10% limit provided for in § 186 (3) sentence 4 AktG is observed taking into account all authorizations with the option of excluding subscription rights in accordance with § 186 (3) sentence 4 AktG. Due to the fact that the authorization is limited to this level and the sales price for the Company's shares to be granted has to be oriented to the market price, shareholders’ financial interests and voting rights are suitably safeguarded when treasury shares are sold to third parties and shareholders’ subscription rights excluded on the basis of the provision in § 71 (1) no. 8 sentence 5 in conjunction with § 186 (3) sentence 4 AktG. As things currently stand, shareholders who wish to receive their relative interest and relative share of voting rights have the opportunity to purchase the number of shares required for this through the stock exchange. Around 68.3% of the shares of Deutsche Telekom AG are in free float. The total trading volume in the 2009 calendar year corresponded to over 122% of the Company's capital stock.

This translation is for courtesy purposes only. The German original prevails.

Re. (f) of the authorization:

The subscription rights of the shareholders are also to be excluded if the Board of Management uses the repurchased shares of Deutsche Telekom AG, with the approval of the Supervisory Board, to list the Company's shares on foreign stock exchanges on which the shares have not yet been listed. Deutsche Telekom AG is engaged in fierce competition on the international capital markets. For its future business development, it is of crucial importance that the Company be appropriately endowed with equity capital and have the opportunity to obtain equity capital on the market at all times and under appropriate conditions. For this reason, Deutsche Telekom AG is endeavoring to broaden its base of shareholders in other countries as well and to make investment in the Company's shares an attractive proposition. Deutsche Telekom AG needs to be able to tap into the world’s major capital markets. The price at which the repurchased treasury shares are listed on foreign stock exchanges may not be more than 5% below the market price established by the opening auction in the Xetra trading system (or a subsequent system) of Deutsche Börse AG on the first day of listing. That is a consequence of (m) of the authorization. If on the day concerned no such market price is determined, or is not determined by the time of the initial public offering, then the last closing price of the Deutsche Telekom AG share determined in the Xetra trading system (or a subsequent system) of Deutsche Börse AG shall be decisive instead.

Re. (g) of the authorization:

The subscription rights of shareholders should also be excluded if the Board of Management, with the approval of the Supervisory Board, offers and/or grants the repurchased Deutsche Telekom AG shares to third parties in the context of mergers or acquisitions of companies, business units or interests in companies, including increases of existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Company.

Deutsche Telekom AG is engaged in national and global competition. It must therefore always be in a position to act swiftly and flexibly on national and international markets. This includes the opportunity to improve its competitive position through mergers with other companies or the acquisition of companies, business units and interests in companies. This also includes increasing investments in Group companies.

The optimal use of this opportunity in the interest of shareholders and the Company involves, in individual cases, carrying out the merger or the acquisition of companies, business units or interests in companies by offering the shares of the acquiring company. It has been seen in practice both on international and national markets that the acquirer's shares are often requested as the consideration for attractive acquisitions. For this reason, Deutsche Telekom AG must be given the opportunity to offer and/or grant shares as consideration for mergers or acquisitions of companies, business units or interests in companies.

In addition, the motion for resolution makes express provisions for the exclusion of shareholders' subscription rights in order to offer and/or grant repurchased shares to acquire assets eligible for contribution in connection with the acquisition of companies, business units or interests in companies. In the case of an acquisition, it can make economic sense to acquire other assets in addition to the actual object acquired, for example those which serve the economic purposes of the acquired object. This applies in particular if a company that is being acquired does not own the industrial or intangible property rights relating to its operations. In such and comparable cases, Deutsche Telekom AG must be in a position to acquire assets related to the acquisition plan and to offer shares as a consideration for this – because the seller requests it, for example. A prerequisite in this respect is that the assets concerned be eligible for contribution in the event of a non-cash capital increase.

The Board of Management will, in particular, also be entitled to exclude shareholders' subscription rights in order to grant the owners of receivables from Deutsche Telekom AG – whether securitized or unsecuritized – arising in connection with the sale of companies, business units or interests in companies to Deutsche Telekom AG shares in Deutsche Telekom AG wholly or partially in lieu of the cash payments. In cases where, for example, the Company has initially agreed to pay in cash for the acquisition of a company or an interest in a company, this may give the Company the added flexibility of subsequently offering shares in lieu of cash, thus protecting its liquidity. In individual cases, this procedure may be more beneficial than financing the purchase price through prior disposal of any repurchased shares over the stock exchange, where negative price effects are conceivable.

This translation is for courtesy purposes only. The German original prevails.

The authorized capital 2009/I pursuant to § 5 (2) of the Articles of Incorporation can also be used to grant shares in the context of mergers or acquisitions of companies, business units or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Company. However, it should also be possible to use repurchased treasury shares as an acquisition currency. The proposed authorization is designed to give Deutsche Telekom AG the leeway it requires to flexibly exploit opportunities for mergers or the acquisition of companies, business units or interests in companies or other assets eligible for contribution for such acquisitions and in doing so to also provide shares as a consideration without increasing capital – something which is more time-consuming given the need for entry in the commercial register – where this is appropriate.

To be able to carry out such transactions swiftly and with the necessary flexibility, the Board of Management needs to be authorized to grant treasury shares excluding shareholders' subscription rights. Such a decision will be contingent on the Supervisory Board's approval, however. When subscription rights are being granted, mergers and the acquisition of companies, business units or interests in companies or other assets eligible for contribution for such acquisitions in exchange for the granting of repurchased shares are not possible, and the Company and its shareholders cannot benefit from the associated advantages.

There are currently no concrete plans to make use of this authorization. When specific opportunities arise for mergers or acquisition of companies, business units or interests in companies, or there is an opportunity to acquire other assets eligible for contribution for such acquisitions, the Board of Management shall examine each case to decide whether to use treasury shares for this, excluding shareholders' subscription rights. The Board of Management shall only use the authorization if it is convinced that issuing Deutsche Telekom AG shares for a merger or acquisition is in the best interests of the Company. In such cases, the Board of Management will also carefully review and ascertain that the value of the non-cash contribution is commensurate with the value of the shares.

Re. (h) of the authorization:

In addition, the Company will have the option of using repurchased shares to fulfill option and/or conversion rights and obligations from bonds issued by the Company, either directly or by a company in which the Company has a (direct or indirect) majority holding, on the basis of the authorization under item 13 on the agenda. Instead of increasing capital, it may be appropriate at times to use the Company's shares entirely or partially to fulfill subscription rights to treasury shares arising from such bonds, since such action is a suitable way of counteracting the dilution of capital stock, and of the voting rights of shareholders, that can occur to some extent if such rights are fulfilled by creating new shares. The authorization therefore provides for treasury shares to be used in such a way. In such cases, shareholders' subscription rights shall also be excluded.

Re. (i) of the authorization:

The Board of Management shall also be authorized to offer and/or grant repurchased shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). Repurchased shares can also be transferred to a bank, or to some other company meeting the requirements of § 186 (5) sentence 1 AktG, that assumes the obligation to use the shares exclusively for the purpose of granting employee shares. The Board of Management may also acquire shares that are to be granted as employee shares via a securities loan from a bank, or from some other company meeting the requirements of § 186 (5) sentence 1 AktG, and then use repurchased shares to repay this securities loan. In such cases, shareholders' subscription rights shall be excluded.

Deutsche Telekom AG is to be put in a position to promote employee ownership of company stock by granting employee shares. Granting employee shares serves the purpose of integrating employees, increasing their willingness to help shoulder responsibility and enhancing their loyalty to the company. Granting employee shares is thus in the interest of the Company and its shareholders. It is in keeping with the intent of the law, and it is facilitated by law in many ways. When treasury shares are being granted as employee shares, special terms and conditions may be conceded that are in line with the provisions on the granting of tax privileges set out in the MKBG (Mitarbeiterkapitalbeteiligungsgesetz - Employee Share Ownership Act ) dated March 7, 2009. The granting of treasury shares on grounds of membership of a management or supervisory body at Deutsche Telekom AG or one of its lower-tier affiliated companies must and can be excluded on the basis of the proposed authorization for use.

In addition to granting shares directly to employees, it will also be possible for shares to be taken over by a bank, or by some other company meeting the requirements of § 186 (5) sentence 1 AktG with the obligation to use the shares exclusively for the purpose of granting employee shares. Shares will then be granted to employees through the company that has taken over the shares and is acting as an intermediary. With this possibility, therefore, offering employee shares can be facilitated, for example, by having a bank largely carrying out the procedure.

In addition, employee shares may be acquired via securities loans from a bank, or some other company meeting the requirements of § 186 (5) sentence 1 AktG, and repurchased shares may be used to repay these securities loans. Using a securities loan to acquire shares to be granted to employees also facilitates the process of offering employee shares. In particular, it makes it possible to reacquire precisely the volume of shares needed for granting employee shares at a given time. The shares acquired in the context of the proposed purchase authorization will thus not only be used for granting shares to the employees themselves, but can also be used to meet lenders’ claims to repayment of loans. In terms of the economic effect, the shares would also be used to grant them to employees.

It is true that, pursuant to § 5 (3) of the Articles of Incorporation, authorized capital 2009/II may be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies and to repay securities loans. In the interest of maximum flexibility and cost-effectiveness, however, it will also be possible to repurchase shares on the basis of § 71 (1) no. 8 AktG and to offer and/or grant such repurchased shares to employees. In cases in which only small numbers of shares are required, or additionally required, for an employee share program, such a procedure may be more cost-effective than a capital increase, which involves certain expenditure for implementation, and the admission of shares from authorized capital 2009/II to trading.

This translation is for courtesy purposes only. The German original prevails.

Apart from the authorization pursuant to (i), it is possible, without the authorization of the shareholders' meeting, to repurchase shares on the basis of § 71 (1) no. 2 AktG and to offer the repurchased shares to employees for subscription. Reacquisition on the basis of § 71 (1) no. 2 AktG does not fall within the category of "safe harbor" privileges, however, in which insider dealing and market manipulation are prohibited by law pursuant to provisions of Commission Regulation (EC) no. 2273/2003 of 22 December 2003 implementing Directive 2003/6/EC of the European Parliament and of the Council as regards exemptions for buy-back programs and stabilization of financial instruments (OJ L EU 336 p. 33). For this reason, a pertinent authorization of the shareholders' meeting would be required if safe harbor privileges were to be claimed for acquisition and granting of shares to be admitted as employee shares.

Re. (k) of the authorization:

Furthermore, the Supervisory Board shall be authorized to use the repurchased shares to fulfill the rights of Board of Management members to the transfer of Deutsche Telekom AG shares which the Supervisory Board has granted to these members as part of the arrangements governing Board of Management remuneration.

Issuing shares to Board of Management members may increase their loyalty to the Company. At the same time it is possible to create variable remuneration components, with management bonuses not being paid out in cash but in shares, which are then, however, subject to a lock-up (pursuant to § 193 (2) no. 4 AktG at least four years) during which time the Board of Management member concerned cannot sell the shares. Consequently, the aim of the VorstAG dated July 31, 2009 as well as the redrafting of item 4.2.3 of the German Corporate Governance Code can be taken into account, which call for not only positive but also negative developments regarding Board of Management remuneration to be considered. The granting of shares with a lock-up on selling them over several years can, in particular, create not just a bonus but also a genuine penalty effect in the event of negative developments. This tool therefore brings about greater financial co-responsibility of the Board of Management members, in the interests of the Company and its shareholders.

Specifically, the Supervisory Board has put in place provisions that oblige the Board of Management members to invest one third of the short-term variable performance-related remuneration stipulated by the Supervisory Board in the form of personal investment in Deutsche Telekom AG shares. For each share purchased in this way, Deutsche Telekom AG will provide the Board of Management member with another share. These shares are locked up for a period of 4 years so that Board of Management members cannot access the shares furnished by the company before the 4 years have expired. This is part of the new remuneration system for Board of Management members adopted by the Supervisory Board on February 24, 2010, details of which are available on the Internet at

http://www.telekom.com/hauptversammlung

and will also be available for inspection during the shareholders’ meeting.

Regarding exclusion of subscription rights for fractional amounts pursuant to (l) of the authorization:

Finally, the Board of Management is to be entitled to exclude shareholder subscription rights for fractional amounts with the approval of the Supervisory Board when offering treasury shares for sale to the Company's shareholders. The possibility of excluding subscription rights for fractional amounts serves the purpose of practically implementing the subscription ratio. The treasury shares excluded from shareholders’ subscription rights as free fractional shares are realized by selling them on the stock exchange or in some other way at the best price available for the Company. Due to the limitation to fractional amounts the potential dilution effect is low.

Considering all the aforementioned facts and circumstances, the Board of Management and the Supervisory Board regard the exclusion of subscription rights in the aforementioned cases, also making allowance for the dilution effect arising from the exercise of the authorizations in question to the disadvantage of the shareholders, as justified and reasonable vis-à-vis shareholders for the reasons given. The Board of Management shall report to the shareholders’ meeting on the details of any plans to make use of the authorization to buy back treasury shares.

This translation is for courtesy purposes only. The German original prevails.

Report of the Board of Management on item 13 on the agenda: Report on the exclusion of subscription rights when issuing bonds with warrants, convertible bonds, profit participation rights and/or participating bonds (or combinations of these instruments) pursuant to § 221 (4) sentence 2 and § 186 (4) sentence 2 AktG.

Issuing bonds with warrants, convertible bonds, profit participation rights and/or participating bonds (or combinations of these instruments) (hereinafter collectively also referred to as "bonds") provides attractive financing options. Since the previous authorization of the shareholders' meeting on April 26, 2005 to issue bonds with warrants or convertible bonds expires on April 25, 2010 without use being made thereof, a new authorization will be created which is tailored to market developments and the Company's current financial circumstances. To service the option or conversion rights and obligations in the event that use is made of the new authorization, a resolution shall be adopted regarding new contingent capital (contingent capital 2010) with the cancellation of the previous contingent capital pursuant to § 5 (5) of the Articles of Incorporation (contingent capital IV).

Issuing bonds offers Deutsche Telekom AG, in addition to the classic options of borrowing funds and raising shareholders’ equity, the option of utilizing attractive financing alternatives on the capital market depending on the market situation and thus creating the ideal conditions for future business development. The issue of bonds enables the borrowing of funds under attractive conditions. The granting of option and/or conversion rights also provides the Company with the opportunity of retaining the funds raised through the issue of bonds, in full or in part, as shareholders’ equity or, depending on the structuring, classify such funds as shareholders’ equity or equivalent to shareholders’ equity for creditworthiness checks and for balance sheet purposes even before the option is exercised or the bonds converted. The warrant and conversion premiums obtained as well as any shareholders’ equity classification accrue to the Company's capital base. The additional option of combining bonds with warrants, convertible bonds, profit participation rights and/or participating bonds provides even greater leeway for structuring these financing instruments. Hybrid financing instruments increasingly include forms of financing which also provide for an unlimited maturity term and as such the authorization makes no provisions for any limited term for the issue of bonds. The authorization also gives the Company the flexibility it needs to tap the German capital market or, in particular, via majority holdings, the international capital market, depending on the market situation.

With regard to the authorization resolution proposed for this item on the agenda, a distinction needs to be drawn in respect of the exclusion of subscription rights: The Board of Management shall be authorized primarily, with the approval of the Supervisory Board, to issue on one or more occasions by May 2, 2015 bonds and attach option or conversion rights to the respective partial bonds, which entitle the buyers in accordance with the terms and conditions of the bond to subscribe to Deutsche Telekom AG shares with a proportion of the capital stock of up to EUR 1,100,000,000. The authorization shall not affect insofar the statutory subscription rights of shareholders. To make the process easier, use shall however be made of the option of issuing the bonds to one or several banks or the members of a consortium of banks or issue these pursuant to § 186 (5) sentence 1 AktG to equivalent companies with an obligation to offer the bonds to shareholders in accordance with their subscription rights (indirect subscription right within the meaning of § 186 (5) AktG).

As part of this general authorization, the Board of Management is also authorized to exclude the statutory right of shareholders to subscribe to the bonds, however only within certain limits: on the one hand, only to a limited extent for two specific purposes, and also to a greater extent only if specific narrow requirements are met. In the case of exclusion only to a limited extent, the subscription rights shall only be excluded to the extent required in order to be able to settle any fractional amounts produced when stipulating the subscription ratio or to be able to grant subscription rights to holders or creditors (hereinafter collectively referred to as "holders") of bonds that have already been issued. Fractional amounts may occur with regard to the respective volume of issues and the implementation of a practical subscription ratio. The exclusion of subscription rights makes it easier to handle capital measures, in particular subscription rights of shareholders, in such cases. Subscription rights in favor of the holders of bonds that have already been issued are excluded, considering the protection against dilution of capital, which is generally granted to them under the terms and conditions of the bonds. The exclusion of subscription rights in the case of exercising this authorization is an alternative to adjusting the option or conversion price, which may otherwise be necessary. Overall, it is possible to increase the cash inflow for the Company with this approach.

This translation is for courtesy purposes only. The German original prevails.

With a further exclusion of subscription rights for bonds with an option or conversion right and obligation, use is made of the option provided by the intent of the law in § 221 (4) sentence 2, § 186 (3) sentence 4 AktG of excluding the subscription rights, "if the capital increase in exchange for cash contributions does not exceed ten percent of the capital stock and the issue price is not lower than the market price" (hereinafter also referred to as "simplified exclusion of subscription rights"). The number of shares accounted for by the bonds, for which the subscription rights pursuant to § 221 (4) sentence 2, § 186 (3) sentence 4 AktG can be excluded, is limited to 10% of the capital stock. That is currently EUR 1,116,497,918.20. In principle, the Company's capital stock at the time the resolution is adopted at the shareholders’ meeting on May 3, 2010 is decisive. Should the capital stock be reduced, for example through the redemption of repurchased treasury shares, the amount of capital stock on the date the authorization is exercised is decisive. The authorized volume should be decreased by the proportion of capital stock that is accounted for by the shares or that relates to option and/or conversion rights and obligations from bonds issued or sold since the authorization was granted directly pursuant to, in accordance with or analogous to § 186 (3) sentence 4 AktG. This should ensure that the 10% limit provided for in § 186 (3) sentence 4 AktG is observed taking into account all authorizations with the option of excluding subscription rights in accordance with § 186 (3) sentence 4 AktG.

In the case of simplified exclusion of subscription rights, the Board of Management will also not stipulate an issue price that is significantly lower than the theoretical market value of the bonds determined in accordance with recognized financial methods, thus ensuring that insofar the provisions of § 186 (3) sentence 4 AktG are also complied with.

The simplified exclusion of subscription rights will enable the Board of Management, with the approval of the Supervisory Board, to tap capital markets quickly and at short notice to bolster its capital base and achieve optimum conditions by fixing conditions in line with the market. The placement under simplified exclusion of subscription rights of shareholders opens up the opportunity of a higher inflow of cash per bond than would be the case if issuing with subscription rights. It is decisive that the Company obtains the necessary flexibility through the exclusion of subscription rights to perceive short-term favorable stock market situations. Although § 186 (2) AktG permits when granting subscription rights the announcement of the subscription price (and thus with bonds the associated conditions) no later than three days before the expiry of the subscription period, this also entails a market risk given the volatility of the stock markets - in particular, the risk of a price change over several days which can lead to safety margins being deducted when fixing the terms and conditions of the bonds and thus to conditions which are not in line with those of the market. The successful placement is also jeopardized among new investors, and in any event involves additional expenses, if a subscription right exists due to the uncertainty about whether this right will be exercised (subscription behavior). Ultimately, the Company, when granting subscription rights, is unable to respond quickly to favorable or unfavorable market conditions due to the length of the subscription period. Moreover, this type of placement can help secure new investors in Germany and abroad using the simplified exclusion of subscription rights. When allocating the bonds to one or more investors, the Board of Management will be geared solely by the Company's interests.

The shareholders' need for protection in the case of simplified exclusion of subscription rights – in addition to the limited scope of the authorization – is taken into account by means of fixing the issue price not significantly lower than the market value of the respective bond. This is designed to prevent any significant economic dilution of the value of the Company's shares. Whether or not such a dilution effect has occurred can be determined by calculating the hypothetical market value of the respective bond according to recognized financial methods, and comparing this with the issue price. If, after the compulsory Board of Management review, this issue price is only insignificantly lower than the hypothetical market price (market value) on the date of the issue of bond, an exclusion of subscription rights is permissible for the purposes of § 221 (4) sentence 2 and § 186 (3) sentence 4 AktG. In this case the value of a subscription right is virtually zero. Consequently, shareholders do not suffer any significant economic disadvantage as a result of the exclusion of the subscription right. If the Board of Management considers it appropriate to ask for competent advice in certain situations, it can apply to third parties for support. A bank involved in the issue or an expert third party may have a suitable means of ensuring that a significant dilution in the aforementioned sense is not to be expected. Moreover, shareholders have an opportunity to maintain their share of the Company’s capital stock by purchasing the shares needed for this on the stock exchange under approximately the same conditions. Around 68.3% of the shares of Deutsche Telekom AG are in free float. The total trading volume in the 2009 calendar year corresponded to over 122% of the Company's capital stock.

If profit participation rights or participating bonds without option or conversion rights and obligations are issued, the Board of Management shall be authorized, with the approval of the Supervisory Board, to exclude subscription rights of shareholders overall if these profit participation rights or participating bonds entail obligation-like terms, i.e. do not constitute any membership rights in the company, do not grant any participation in liquidation proceeds and the amount of interest is not calculated on the basis of the amount of net income/loss, unappropriated net income or the dividend. The interest and the issue price of the profit participation rights or participating bonds must also correspond to comparable borrowing under the current market conditions on the date of issue. If the aforementioned prerequisites are met, shareholders do not suffer any disadvantages as a result of the exclusion of subscription rights, since the profit participation rights or participating bonds do not constitute any membership rights nor grant any portion of the liquidation proceeds or Company profit. Provisions can be made so that the interest depends on the existence of net income (loss), unappropriated net income or a dividend. By contrast, a provision would be inadmissible under which a higher net income, higher unappropriated net income or a higher dividend led to higher interest. Hence the issue of profit participation rights or participating bonds neither modifies nor dilutes the voting rights nor the participation of the shareholders in the Company and its profits. In addition, the issue conditions in line with the market, which are binding in this case of exclusion of subscription rights, do not constitute any significant value of the subscription right.

The proposed contingent increase of the capital stock by up to EUR 1,100,000,000 (contingent capital 2010) is only designed to ensure the issue of the necessary Deutsche Telekom AG shares when option or conversion rights are exercised, or option or conversion obligations fulfilled, insofar as these are required, and authorized capital or treasury shares or other forms of fulfillment are not used.

Considering all the aforementioned facts and circumstances, the Board of Management and the Supervisory Board regard the exclusion of subscription rights in the aforementioned cases, also making allowance for the dilution effect arising from the exercise of the authorizations in question to the disadvantage of the shareholders, as justified and reasonable vis-à-vis shareholders for the reasons given.

This translation is for courtesy purposes only. The German original prevails.

Right to attend, voting rights and voting by proxy

Conditions for attendance and exercising voting rights

Under § 16 (1) of the Articles of Incorporation, shareholders are eligible to attend the shareholders' meeting and to exercise their voting rights if they have been entered in the shareholders' register and have registered for attendance by

Monday, 26 April 2010, midnight (CEST) at the latest;

with such registration being addressed to the Company at:

DTAG Hauptversammlung 2010

c/o ADEUS Aktienregister-Service-GmbH

20683 Hamburg, Germany

or by fax to +49-228-181-78879

or by e-mail to hauptversammlung.bonn@telekom.de

or by using the password-protected Internetdialog using the system provided for this purpose on the following website:

http://www.hv-telekom.com

The registration must be received by the above date in order to be deemed to have been made on time.

An online password is required in addition to the shareholder number in order to register using the password-protected Internetdialog. Shareholders who have already registered for electronic transmission of the documents relating to the shareholders' meeting may use the online password they chose in this connection. All other shareholders will be sent an online password with the invitation to the shareholders' meeting, provided they have been entered in the shareholders' register before the beginning of 19 April 2010. In order to use the system allowing them to register using the password-protected Internetdialog, shareholders must have been entered in the shareholders' register before the beginning of 19 April 2010. The password-protected Internetdialog will be available from 9 April 2010 onwards. Further information on the procedure for registering using the password-protected Internetdialog is available on the above website.

Pursuant to § 67 (2) sentence 1 of the German Stock Corporation Act (Aktiengesetz; AktG), a person is deemed to be a shareholder only if registered as such in the shareholders' register. The right to attend and vote at the shareholders' meeting is conditional upon the shareholder still being registered as a shareholder in the shareholder register on the day of the shareholders' meeting. The number of shares registered in the shareholders' register on the day of the shareholders' meeting will be material in determining the number of voting rights which a person eligible to attend the shareholders' meeting may exercise. For administrative reasons, however, no transfers may be effected in the shareholders' register in the period from (and including) Tuesday, 27 April 2010 to (and including) the day of the shareholders' meeting, i.e. Monday, 3 May 2010. The status of entries in the shareholders' register on the day of the shareholders' meeting is thus identical to the status of entries following the last transfer on Monday, 26 April 2010.

Banks (Kreditinstitute) and shareholders' associations, as well as other commercial entities or associations which have the status of banks according to § 135 (8) AktG or according to § 135 (10) in conjunction with § 125 (5) AktG may only exercise voting rights pertaining to registered shares which they do not own but in respect of which they are entered in the shareholders' register as the bearer if they have been granted appropriate authorization. For more details of this authorization, please consult § 135 AktG.

This translation is for courtesy purposes only. The German original prevails.

Voting by proxy

Shareholders are able to have their voting rights exercised by a proxy, e.g. by a bank, shareholders' association or by proxies appointed by the Company. Timely registration is also required in such cases (see "Conditions for attendance and exercising voting rights" above). It is possible to appoint a proxy both prior to and during the shareholders' meeting, and such proxy may even be appointed prior to registration. Proxies may be appointed by way of the shareholder making a declaration either to the relevant proxy or to the Company. The proxy attending the general meeting may in principle, i.e. insofar as neither the law, nor the relevant shareholder nor the proxy provides for restrictions or other qualifications, exercise the voting right in the same way as the shareholder could.

With the exception of the special provisions set out in paragraph c) below, neither any provision of law nor the Articles of Incorporation nor any other requirements specified by the Company demand that certain forms are used in order to grant proxy authorization.  In the interests of problem-free processing, however, we ask that the forms provided are always used when granting proxy authorizations if such authorization is granted by way of a declaration made to the Company.  Forms which can be used to appoint a proxy as part of the registration process will be sent to shareholders together with the invitation to the shareholders' meeting. Shareholders will receive a registration and proxy form which can be used in the context of paragraphs a) and c) below to order admission tickets for a proxy or to grant authorization to a Company-appointed proxy and to issue instructions to such proxy. The password-protected Internetdialog also includes electronic forms which can be used in the context of paragraphs a) and c) below for appointing a proxy and, as necessary, issuing instructions either at the time of registration (ordering admission tickets for a proxy or granting authorization to a Company-appointed proxy and issuing instructions to such proxy) or at a later stage. The admission tickets issued in response to an order or generated via the password-protected Internetdialog also contain a form for granting authorization. Moreover, the block of voting cards which shareholders attending the shareholders' meeting receive on being admitted to the meeting contains cards for granting authorization and issuing instructions, as necessary, during the shareholders' meeting. A form is also available on the Internet which can be used for granting authorization and issuing instructions, as necessary (see "Further information and notes on the shareholders' meeting", below).

Shareholders wishing to make use of the opportunity to vote by proxy should in particular note the following:

a)
If the appointment of a proxy does not fall within the scope of application of § 135 AktG (i.e. if the proxy appointed is not a bank, shareholders' association or other commercial entity or association which has the status of a bank according to § 135 (8) AktG or according to § 135 (10) in conjunction with § 125 (5) AktG and the appointment of the proxy does not fall within the scope of application of § 135 AktG on any other grounds), the following applies: The authorisation must be granted or revoked and evidence of the proxy authorization must be provided to the Company in text form in accordance with § 134 (3) sentence 3 AktG (§ 126b of the German Civil Code (Bürgerliches Gesetzbuch; BGB)). Pursuant to § 134 (3) sentence 3 AktG in conjunction with § 16 (2) sentence 2 of the Articles of Incorporation, the authorization may also be granted or revoked and evidence of the proxy authorization provided to the Company by fax (+49-228-181-78879) or via the password-protected Internetdialog using the system provided for this purpose on the above website (http://www.hv-telekom.com). Pursuant to § 16 (2) sentence 3 of the Articles of Incorporation, this does not affect any other forms of granting or revoking authorization or providing evidence of proxy authorization to the Company which are permitted directly by law. An online password is required in addition to the shareholder number in order to use the password-protected Internetdialog. Shareholders who have already registered for electronic transmission of the documents relating to the shareholders' meeting may use the online password they chose in this connection. All other shareholders will be sent an online password with the invitation to the shareholders' meeting, provided they have been entered in the shareholders' register before the beginning of 19 April 2010. In order to use the system that allows them to use the password-protected Internetdialog, shareholders must have been entered in the shareholders' register before the beginning of 19 April 2010. The password-protected Internetdialog will be available from 9 April 2010 onwards. The special provisions set out in paragraph c) below apply where authorization is granted to Company-appointed proxies.

b)
If the appointment of a proxy falls within the scope of application of § 135 AktG (i.e. if the proxy appointed is a bank or shareholders' association or other commercial entity or association which has the status of a bank according to § 135 (8) AktG or according to § 135 (10) in conjunction with § 125 (5) AktG or the appointment of the proxy falls within the scope of application of § 135 AktG on other grounds), text form is not required pursuant to § 134 (3) sentence 3 AktG and the Articles of Incorporation do not contain a specific provision governing such case. Banks, shareholders' associations and other commercial entities and associations which have the status of banks according to § 135 (8) AktG or according to § 135 (10) in conjunction with § 125 (5) AktG may therefore provide forms with which they can be appointed proxy and such forms need only comply with the statutory provisions that apply to the granting of such authorization, in particular those contained in § 135 AktG. Reference is hereby made to the special procedure pursuant to § 135 (1) sentence 5 AktG.

This translation is for courtesy purposes only. The German original prevails.

c)
The information contained in paragraph a) above also applies if authorization is granted to a Company-appointed proxy, subject to the following special provisions: If authorization is granted to a Company-appointed proxy, such proxy will only exercise the corresponding voting right if express instructions have been issued. For administrative reasons, only those proxy authorizations and instructions can be taken into account that were granted or issued using the forms provided for this purpose by the Company (including electronic forms, see above). In this context, instructions can only be issued in respect of resolution proposals by the Company's administrative bodies which have been published by the Company prior to the shareholders' meeting, but including any proposal on the appropriation of net income that is adjusted in the shareholders' meeting in line with the announcement, and in respect of resolution proposals by shareholders that were published by the Company prior to the shareholders' meeting on the basis of a minority request pursuant to § 122 (2) AktG, as a counter-motion pursuant to § 126 (1) AktG or as a nomination pursuant to § 127 AktG. Instructions issued to the Company-appointed proxies may be changed at any time up to and including the day of the shareholders' meeting, right up to shortly before the votes are cast.

d)
If authorization is granted by way of a declaration made to the Company, no additional evidence of authorization is required. If, however, authorization is granted by way of declaration to the proxy, the Company may demand to see evidence of the authorization, unless otherwise provided for under § 135 AktG (this applies to the case described in paragraph b) above). It is possible to send the Company evidence of authorization prior to the shareholders' meeting. In accordance with § 134 (3) sentence 4 AktG, the following means of electronic communication are available (to the shareholder or the proxy) for sending the evidence of authorization: The evidence of appointment of a proxy may be sent to the Company via the password-protected Internetdialog using the system provided for this purpose (subject to the conditions and restrictions set out in paragraph a) above) on the above website (http://www.hv-telekom.com) or via e-mail to: hauptversammlung.bonn@telekom.de. Documents can be sent via the Internetdialog in the following formats: Word, .pdf, .jpg, .txt and .tif, and we will guarantee that Word, .pdf, .jpg, .txt and .tif files sent as e-mail attachments (with the possibility of existing e-mails being forwarded) will be taken into account. The Company is only able to draw the link between evidence of proxy authorization that is sent by e-mail and a specific registration application if the document evidencing such authorization or the corresponding e-mail states either the name, date of birth and address of the relevant shareholder or the corresponding shareholder number.  The above paragraph does not affect the fact that declarations relating to proxy authorizations (granting, revocation), if made to the Company, and any evidence to be provided to the Company may in particular be transmitted to the postal address or fax number given above.

e)	If the shareholder appoints more than one proxy, the Company is entitled under § 134 (3) sentence 2 AktG to refuse one or more of them.

This translation is for courtesy purposes only. The German original prevails.

Information on shareholder rights pursuant to § 122 (2), § 126 (1), § 127 and § 131 (1) AktG

Requests for additional agenda items pursuant to § 122 (2) AktG

Under § 122 (2) AktG, shareholders collectively holding at least one twentieth of the share capital or at least EUR 500,000 in total (the latter corresponds to 195,313 shares) may request that additional items be added to the agenda and made public. Each new item must be accompanied by a corresponding statement of grounds or a resolution proposal. Such requests must be made in writing (§ 126 BGB) to the Company's Management Board and must have been received by the Company by midnight (CEST) on Friday, 2 April 2010. They should be sent to the following address: Deutsche Telekom AG, Vorstand, Postfach 19 29, 53009 Bonn, Germany. § 142 (2) sentence 2 AktG, which stipulates that the applicants must provide evidence of having held the shares for at least three months prior to the date of the shareholders' meeting and of continuing to hold the shares up to the date on which a decision relating to the application is taken, applies mutatis mutandis, i.e. this provision will apply subject to the corresponding adjustments.

Any additions to the agenda which require publication and were not published with the notice of convocation will be published in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) as soon as they have been received by the Company and will be forwarded to media of whom it can be assumed that they will publish the information across the entire European Union. Any requests for additional items to be added to the agenda which are received by the Company once the shareholders' meeting has been convened will also be made available at the following address and communicated to the shareholders as soon as they have been received by the Company:

http://www.telekom.com/hauptversammlung

Counter-motions and nominations pursuant to § 126 (1) and § 127 AktG

At the shareholders' meeting, shareholders may make applications and, as necessary, nominations relating to particular agenda items and the rules of procedure without any notice, publication or other special action being required prior to the shareholders' meeting.

Counter-motions within the meaning of § 126 AktG and nominations within the meaning of § 127 AktG, together with the shareholder's name, the corresponding grounds (which are not required in the case of nominations) and any response by the Company's administrative bodies, will be published at the following address:

http://www.telekom.com/gegenantraege

provided they are received by the Company by

Sunday, 18 April 2010, midnight (CEST) at the latest,

and are addressed to:

Gegenanträge zur Hauptversammlung DTAG

Postfach 19 29

53009 Bonn
Germany

or sent by fax to +49-228-181-88259

or by e-mail to: gegenantraege.bonn@telekom.de

and all other conditions leading to the Company being obliged to publish such information under § 126 and § 127 AktG have been met.

Shareholders' right to information pursuant to § 131 (1) AktG

Under § 131 (1) AktG, any shareholder who makes a corresponding oral request at the shareholders' meeting must be given information by the Management Board relating to the Company's affairs, including its legal and business relations to an affiliate, the financial position of the Group and any other companies included in the consolidated financial statements, provided such information is necessary in order to make an informed judgement in respect of an agenda item and the Management Board does not have the right to refuse such information. Moreover, under § 293g (3) AktG, any shareholder who makes a corresponding oral request at the shareholders' meeting must, in respect of agenda items 11 and 12, be given information by the Management Board relating to all affairs of Erste DFMG Deutsche Funkturm Vermögens-GmbH and T-Mobile Global Holding Nr. 2 GmbH that are material in the context of concluding the agreement(s).

Further information

Further information on the shareholders' rights pursuant to § 122 (2), § 126 (1), § 127 and § 131 (1) AktG, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines, is available at the following address:

http://www.telekom.com/hauptversammlung

This translation is for courtesy purposes only. The German original prevails.

Further information and advice relating to the shareholders' meeting

Advice for bearers of ADSs and certain shareholders

Bearers of American Depositary Shares (ADS) who intend to attend the shareholders' meeting may contact Deutsche Bank Trust Company Americas, New York, USA, for more information. If you hold your shares in Japan via the Japan Securities Depository Center and intend to attend the shareholders' meeting, please contact The Sumitomo Trust & Banking Co. Ltd., Tokyo, Japan.

Documents relating to the shareholders' meeting, website with information pursuant to § 124a AktG

The content of the notice of convocation, together with an explanation of why no resolution is to be passed in respect of agenda item 1, the documents to be made available to the shareholders' meeting, the total number of shares and voting rights existing at the time the convocation notice was issued, a form for granting proxy and for issuing instructions, as necessary, and any applications for additional agenda items within the meaning of § 122 (2) AktG are available on the Internet at:

http://www.telekom.com/hauptversammlung

On 23 March 2010, the notice of convocation, together with the full agenda and the resolution proposals of the Management Board and the Supervisory Board, was published in the electronic version of the German Federal Gazette and also forwarded for publication to media which can be expected to publish the information across the entire European Union.

No public broadcast of the shareholders' meeting

No audio or video broadcast of the shareholders' meeting will be made.

Total number of shares and voting rights

The total number of shares issued, each of which carries one voting right, existing at the time of the notice of convocation is 4,361,319,993 (calculated in accordance with § 30b (1) sentence 1 no. 1 2nd option of the German Securities Trading Act (Wertpapierhandelsgesetz). This total includes the 1,881,508 treasury shares held at the time the notice of convocation was issued, which do not however attribute any rights to the Company in accordance with § 71b AktG).

Bonn, March 2010

Deutsche Telekom AG

Board of Management

Deutsche Telekom AG
Supervisory Board: Prof. Dr. Ulrich Lehner (Chairman)
Board of Management: René Obermann (Chairman),
Dr. Manfred Balz, Reinhard Clemens, Niek Jan van Damme,
Timotheus Höttges, Guido Kerkhoff, Thomas Sattelberger
Commercial register: Local court Bonn HRB 6794, Registered office: Bonn
VAT identification no. DE 123475223, WEEE reg. no. DE50478376

This translation is for courtesy purposes only. The German original prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: March 23, 2010